Exhibit 99.1

Ecopetrol Announcement on the Proposed Amendment to Its
Bylaws to be Submitted for Consideration at the General Shareholders’ Meeting
Regarding the Capitalization of Reserve Accounts

Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; TSX: ECP) hereby releases the text of the proposed amendment to its Bylaws regarding the capitalization of reserve accounts by means of an increase in the equity par value. This proposed amendment will be submitted for consideration by the Shareholders’ General Assembly to be held on March 26, 2015.

The proposed amendment is contemplated as item 18 on the agenda for the general shareholders’ meeting, as provided in the meeting notice. The explanatory report of the proposal will continue to be available to shareholders at the offices of Ecopetrol, as from March 10, 2015.

For more information, the text of the proposal can be reviewed on Ecopetrol S.A.'s website (www.ecopetrol.com.co ).

Bogotá D.C., March 10, 2015

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Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Investor Relations Director (A)

Claudia Trujillo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co